UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):

June 6, 2017

KeyStone Solutions, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-1771208
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

14420 Albemarle Point Place, Suite 200, Chantilly, VA 20151

(Full mailing address of principal executive offices)

(703) 953-3838

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

3,000,000 Units consisting of:

3,000,000 Shares of Series A Cumulative Convertible Redeemable Preferred Stock, par value $0.0001 per share

and

Warrants to purchase 750,000 Shares of Common Stock, par value $0.0001 per share

and

2,892,857 Shares of Common Stock, par value $0.0001 per share, issuable upon the conversion of Series A Cumulative Convertible Redeemable Preferred Stock and the exercise of Warrants

Item 9.	Other Events

On June 6, 2017, KeyStone Solutions, Inc., a Delaware corporation (“KeyStone” or the “Company”), was notified that the aggregate of 502,327 Units (“Units”), with each Unit consisting of one share of the Company’s Series A Cumulative Convertible Redeemable Preferred Stock, par value $0.0001 per share, and a warrant to purchase 0.25 shares of the Company’s common stock, par value $0.0001 per share, which were issued in its offering pursuant to its Offering Statement on Form 1-A and the Offering Circular thereunder (SEC File No. 024-10551), as originally filed with the Securities and Exchange Commission (“SEC”) on May 12, 2016 and declared qualified by the SEC on November 8, 2016, were accepted for quotation on the OTCQB under the trading symbol “KSSNU” with trading to commence on or about June 7, 2017.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KEYSTONE SOLUTIONS, INC.
(Exact name of issuer as specified in its charter)

By:	/s/ Riaz Latifullah
Riaz Latifullah
Chief Financial Officer

Date:	June 7, 2017